                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                                (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)*

                           Entrust Technologies Inc.
                   ----------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  293848 10 7
                   ----------------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]   Rule 13d-1(b)

     [_]   Rule 13d-1(c)

     [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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            -----------
  CUSIP No. 293848 10 7               13G                      Page 2 of 5 Pages
            -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Nortel Networks Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            23,567,789 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             23,567,789 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      23,567,789 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      46.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------
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  CUSIP No. 293848 10 7               13G                      Page 3 of 5 Pages
            -----------

Item 1(a).  Name of Issuer:
---------   --------------

            Entrust Technologies Inc. ("ETI").

Item 1(b).  Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

            One Preston Park South
            Suite 400
            4975 Preston Park Boulevard
            Plano, Texas 75093

Item 2(a).  Name of Person Filing:
---------   ---------------------

            Nortel Networks Corporation ("NNC").

Item 2(b).  Address of Principal Business Office or, if None, Residence:
---------   -----------------------------------------------------------

            Nortel Networks Corporation
            8200 Dixie Road, Suite 100
            Brampton, Ontario  L6T 5P6
            Attention:  Corporate Secretary

Item 2(c).  Citizenship:
---------   -----------

            NNC is a Canadian corporation.

Item 2(d).  Title of Class of Securities:
----------  -----------------------------

            Common Stock, $.01 par value per share ("Common Stock").

Item 2(e).  CUSIP Number:
----------  -------------

            CUSIP No. 293848 10 7
                      -----------

Item 3.     If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
------      --------------------------------------------------------------------
            (c), check whether the Person Filing is a:
            -----------------------------------------

            Not Applicable
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  CUSIP No. 293848 10 7               13G                      Page 4 of 5 Pages
            -----------

Item 4.     Ownership.
------      ---------

(a)      Amount Beneficially Owned:                                 23,567,789*
(b)      Percent of Class:                                                46.8%
(c)      Number of Shares as to Which Such Person Has:
   (i)   sole power to vote or to direct the vote:                  23,567,789
   (ii)  shared power to vote or to direct the vote:                         0
   (iii) sole power to dispose or to direct the disposition of:     23,567,789
   (iv)  shared power to dispose or to direct the disposition of:            0

* The 23,567,789 shares beneficially owned by NNC consist of (i) 18,410,500 shares of Common Stock held of record by Nortel Networks Inc., a wholly owned subsidiary of NNC ("NNI"), and (ii) 5,157,289 shares of Common Stock issuable upon the exchange of 5,157,289 Exchangeable Shares (the "Exchangeable Shares") of Entrust Technologies Limited, a majority-owned subsidiary of ETI, held by NNC. NNC also holds 5,157,289 shares of Special Voting Stock, $.01 par value per share (the "Special Voting Stock"), of ETI. At any time prior to December 31, 2006, NNC may exchange one Exchangeable Share, together with one share of Special Voting Stock, for one share of Common Stock of ETI. NNC has sole voting and investment power with respect to the shares of Common Stock held by NNI.

Item 5.     Ownership of Five Percent or Less of a Class.
-------     ---------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
-------     ---------------------------------------------------------------

            Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired
-------     the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.
-------     ---------------------------------------------------------

            Not Applicable

Item 9.     Notice of Dissolution of Group.
-------     ------------------------------

            Not Applicable

Item 10.    Certifications.
--------    --------------

            Not Applicable

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  CUSIP No. 293848 10 7               13G                      Page 5 of 5 Pages
            -----------



                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000       NORTEL NETWORKS CORPORATION

                              By:   /s/ Frank A. Dunn
                                    -----------------------------
                                    Frank A. Dunn
                                    Chief Financial Officer

                              By:   /s/ Blair F. Morrison
                                    -----------------------------
                                    Blair F. Morrison
                                    Assistant Secretary